Exhibit 99.1

FOR IMMEDIATE RELEASE

Camtek Announces Closing of Public Offering of Ordinary Shares and Full Exercise of
Underwriters’ Option

MIGDAL HAEMEK, Israel, November 23, 2020 /PRNewswire/ Camtek Ltd. (NASDAQ: CAMT) (TASE: CAMT), a leading manufacturer of metrology and inspection equipment, today announced the closing of its previously announced underwritten public offering of 4,025,000 ordinary shares, which includes the full exercise of the underwriters’ option to purchase 525,000 additional ordinary shares, at a price to the public of $17.00 per share.

The gross proceeds to Camtek from the offering were approximately $68.4 million, before deducting underwriting discounts and commissions and other offering expenses payable by Camtek.

Camtek intends to use the net proceeds from the offering for general corporate purposes, including, but not limited to, potential acquisitions, working capital, capital expenditures, investments, research and development and product development. Camtek has not determined the amount of net proceeds to be used specifically for the foregoing purposes and has no agreements or understandings with respect to any acquisition or investment at this time.

Barclays and Stifel acted as joint bookrunning managers for the offering and each of Needham & Company, B.Riley Securities and Northland Capital Markets acted as co-managers for the offering.

The securities described above were offered by Camtek pursuant to an effective shelf registration statement on Form F-3, including a base prospectus, that was previously filed by Camtek with the Securities and Exchange Commission (the “SEC”) and that was declared effective on April 21, 2020. A final prospectus supplement and accompanying prospectus relating to the offering have been filed with the SEC and are available for free on the SEC’s website located at http://www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (888) 603-5847 or by email at Barclaysprospectus@broadridge.com, or Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Camtek
Camtek is a leading manufacturer of metrology and inspection equipment serving the Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments of the semiconductor industry.

Camtek provides dedicated inspection solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Camtek Ltd. (“we,” “us” and “our”). Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Our actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including as a result of the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of the continuation of disruptions to our and our customers’, providers’, business partners and contractors’ businesses as a result of the COVID-19 pandemic; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; the highly competitive nature of the markets we serve, some of which have dominant market participants with greater resources than us; the rapid evolvement of technology in the markets in which we operate, and our ability to adequately predict these changes or keep pace with emerging industry standards; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China, Taiwan and Korea; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.